

Bowen, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67510

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bowen, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

34 Main Street Extension, Suite 203
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ranjit Survanshi (Name) 617.245.1676 (Area Code – Telephone Number) ranjit@boweninc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue (Address) New York (City) NY (State) 10167 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul I. Bowen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bowen, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Wendy Santos Barbosa
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
March 11, 2027

Wendy Santos Barbosa

Signature: [signature]

Title:
Founder & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Bowen, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowen, Inc. (the "Company") as of December 31, 2025, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplementary Information

The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2026.

March 2, 2026

PKF O'CONNOR DAVIES, LLP

245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Bowen, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	539,273
Accounts receivable, net		224,242
Investments, at fair value		211,766
Prepaid expenses		129,598
Property and equipment, net		25,786
Due from broker		2,492
Total assets	$	1,133,157

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	$	37,904
Accrued compensation		69,602
Deferred revenue		113,808
Total liabilities		221,314

Commitments (note 8)

Shareholder's equity:		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding		800
Additional paid-in-capital		163,492
Retained earnings		747,551
Total shareholder's equity		911,843
Total liabilities and shareholder's equity	$	1,133,157

See accompanying notes to financial statements.

Bowen, Inc.

Statement of Operations

Year Ended December 31, 2025

Revenue:	
Success fees	$ 3,399,900
Consulting services	1,535,962
Reimbursed expenses	24,367
Total revenue	4,960,229
Expenses:	
Salaries, bonuses and commissions	2,966,351
Shareholder's compensation	1,093,942
Professional and consulting fees	128,496
Payroll taxes	237,092
Rent and other office costs	215,473
Computer-related expenses	171,577
Retirement plan contribution	29,732
Insurance	185,405
Research subscriptions	119,640
Employee benefits	66,739
Marketing	86,450
Travel and entertainment	89,270
Depreciation	14,942
Reimbursable travel and other direct expenses	28,662
Bad debt	620,000
Telephone	6,851
Other expenses	76,511
Total expenses	6,137,133
Other income (expense):	
Interest and dividend income	17,882
Interest expense	(405)
Net unrealized gain on investments	4,083
Tax credit	107,448
Total other expense, net	129,008
Net income	$ (1,047,896)

See accompanying notes to financial statements.

Bowen, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2024	$ 800	$ 13,492	$ 1,895,554	$ 1,909,846
Net income	-	-	(1,047,896)	(1,047,896)
Shareholder contributions	-	150,000		150,000
Shareholder distributions	-	-	(100,107)	(100,107)
Balance at December 31, 2025	$ 800	$ 163,492	$ 747,551	$ 911,843

See accompanying notes to financial statements.

Bowen, Inc.

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities:	
Net income	$(1,047,896)
Adjustments to reconcile net income to net	
cash used by operating activities:	
Depreciation	14,942
Provision for bad debts	620,000
Net unrealized gain on investments	(4,083)
Conversion of retainer to non-marketable investment	(37,500)
Changes in operating assets and liabilities:	
Accounts receivable	128,303
Prepaid expenses	64,344
Accounts payable and accrued expenses	(17,555)
Accrued retirement plan contribution	(60,000)
Accrued compensation	(34,234)
Deferred revenue	44,755
Due from broker	(2,492)
Net cash used by operating activities	(331,416)
Cash flows from investing activities:	
Purchases of property and equipment	(15,989)
Net cash used by investing activities	(15,989)
Cash flows from financing activities:	
Shareholder contributions	150,000
Shareholder distributions	(100,107)
Net cash used by financing activities	49,893
Change in cash and cash equivalents	(297,512)
Cash and cash equivalents at beginning of year	836,785
Cash and cash equivalents at end of year	$ 539,273

See accompanying notes to financial statements.

Bowen, Inc.

Notes to Financial Statements

Year Ended December 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") were approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 69% of total revenue for the year ended December 31, 2025. See *Revenue Recognition* in Note 2.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Bowen, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A) and private capital raising. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Consulting services revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Significant judgements primarily include the identification of performance obligations as well as the pattern of the delivery of those services. The portion of consulting service revenue that has been received for contracts that have not yet been fulfilled as of the reporting period is recognized as deferred revenue. Revenue from four customers represents approximately 22%, 18%, 16%, and 14% respectively of total revenue for the year ended December 31, 2025.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. The allowance for doubtful accounts represents management's estimate of expected credit losses related to trade receivables. Trade receivables are pooled based on similar risk characteristics, such as the age of receivables. To estimate the allowance for doubtful accounts, management leverages information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when deemed uncollectible. There is an allowance of $73,253 for doubtful accounts at December 31, 2025.

Bowen, Inc.

Notes to Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Investments

Investments consisted of non-marketable securities which are valued using the income, market or cost approach or some combination of the three approaches. Changes in the fair value of these investments are reported in the statement of operations. See Note 3.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchical framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Bowen, Inc.

Notes to Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2025.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2025.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2021.

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recognized by the Company, therefore there are no contract liabilities recorded by the Company upon the signing of a contract. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. INVESTMENTS

At December 31, 2025, the Company has $211,766 in investments in non-marketable securities and limited liability companies ("LLCs"). See Notes 2 and 6.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2025:

Furniture and fixtures	$ 44,590
Office equipment	209,301
Less accumulated depreciation	(228,105)
	$ 25,786

5. LINE OF CREDIT

Bowen has a revolving credit agreement with a bank that allows for borrowings up to $1,000,000. The line matures on July 15, 2027. Outstanding borrowings incur interest, payable monthly, at the bank's prime lending rate plus a 1% margin. There are no borrowings outstanding on the line of credit as of December 31, 2025.

The line of credit is secured by substantially all assets of the Company and by the Shareholder's personal assets. The Company is subject to certain financial and non-financial covenants as defined in the revolving credit agreement. The Company was in compliance with or obtained a waiver for all covenants at December 31, 2025.

6. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Private company convertible note	$ -	$ -	$ 37,500	$ 37,500
Investments in LLC membership interests	$ -	$ -	$ 174,266	$ 174,266
Total	$ -	$ -	$ 211,766	$ 211,766

Bowen, Inc.

Notes to Financial Statements (Continued)

FAIR VALUE MEASUREMENTS (continued)

The principal amount of the private company convertible note and the most recent K-1s were used to estimate the fair value of the investments. The following table presents additional information about the valuation of Level 3 investments as of December 31, 2025.

Quantitative Information about Level 3 Fair Value Measurements				
	Fair Value	Valuation Technique	Unobservable Inputs	Quantitative Unobservable Input
Investment in private company convertible note	$ 37,500	Principal amount	Note document	NA
Investment in LLC membership interests	$ 137,199	Estimated cost of capital	Most recent K-1	$18.85 per share
Investment in LLC membership interests	$ 37,067	Estimated cost of capital	Most recent K-1	$0.44 per share

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2024	$ 170,183
Retainer received in the form of investments	37,500
Change in net unrealized gains/losses for investments	4,083
Balance as of December 31, 2025	$ 211,766

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

7. RETIREMENT PLAN

The Company has a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $29,732 for the year ended December 31, 2025.

8. LEASES AND COMMITMENTS

The Company entered into an operating lease for office space located in Plymouth, Massachusetts in 2017. The Plymouth operating lease is a non-cancelable operating lease which expires June 2026, as amended, and requires monthly payments ranging from $2,720 to $2,770. Management has evaluated the effects of accounting for the lease under ASU No. 2016-02, "Leases" and determined the right of use asset and related liability to be immaterial to the financial statements as a whole.

In July 2018, the Company entered into an operating lease for office space in Boston, Massachusetts. The Boston operating lease is on a month-to-month basis and requires monthly payments of $11,285.

In May 2023, the Company entered into an operating lease for office space in Naples, Florida ("Naples 1"), and terminated the lease in June 2025. The Naples 1 operating lease was on a month-to-month basis and required monthly payments of $2,463.

In April 2025, the Company entered into an operating lease for office space in Annapolis, Maryland. The Annapolis operating lease is a non-cancelable operating lease which expires March 2026, and requires monthly payments of $907. Management has evaluated the effects of accounting for the lease under ASU No. 2016-02, "Leases" and determined the right of use asset and related liability to be immaterial to the financial statements as a whole.

Bowen, Inc.

Notes to Financial Statements (concluded)

LEASES AND COMMITMENTS (continued)

In November 2025, the Company entered into an operating lease for office space in Naples, Florida ("Naples 2"). The Naples 2 operating lease is a non-cancelable operating lease which expires October 2026, and requires monthly payments of $1,149. Management has evaluated the effects of accounting for the lease under ASU No. 2016-02, "Leases" and determined the right of use asset and related liability to be immaterial to the financial statements as a whole.

Rent expense under these lease agreements totaled $192,466 for the year ended December 31, 2025.

Future minimum non-cancelable lease payments, excluding provisions for operating costs and tax escalation charges, are as follows:

Years Ending December 31,	Amount
2026	30,829
	$ 30,829

9. **REGULATORY NET CAPITAL REQUIREMENTS**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $320,400 which is $305,646 in excess of its required net capital of $14,754. At December 31, 2025, the Company's ratio of aggregate indebtedness to capital was 0.69 to 1.

10. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was March 2, 2026. None were identified for inclusion in this report.

Bowen, Inc.

Supplementary Information:
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Computation of net capital:

Total shareholder's equity from statement of financial condition	$	911,843
Less: non-allowable assets:		
Accounts receivable		224,242
Investments		211,766
Prepaid expenses		129,598
Property and equipment, net		25,786
Total non-allowable assets		591,392
Less: hair cuts on money market		(50)
Net capital	$	320,401

Computation of basic net capital requirement:

Minimum net capital required under Rule 15c3-1	$	5,000
Net capital requirement of reporting broker-dealer 6 ⅔% of aggregate indebtedness	$	14,754
Excess net capital	$	305,647
Aggregate indebtedness	$	221,314
Percentage of aggregate indebtedness to net capital		69%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2025.

See independent auditors' report.



**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**To the Shareholder of
Bowen, Inc.**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Bowen, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no exceptions;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no exceptions;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions; and,

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no exceptions.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

March 2, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.



Report of Independent Registered Public Accounting Firm on Review of the SEA Rule 15c3-3 Exemption Report

**To the Shareholder of
Bowen, Inc.**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Bowen, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.1 15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing consulting, private placement and other services for its clients. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF O'Connor Davies, LLP

March 2, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.


Bowen

<u>EXEMPTION REPORT</u>

Bowen, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3. However, the Company qualifies as a Non-Covered Firm as described in Footnote 74 of the SEC's 2013 Release adopting amendments to Rule 17a-5 and related staff guidance.

To the best of its knowledge and belief, the Company states the following for the most recent fiscal year:

(1) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Exchange Act Rule 15c2-4.

(2) The Company did not carry accounts of or for customers.

(3) The Company did not carry PAB accounts (as defined in Rule 15c3-3).

Bowen, Inc.

I, Paul Bowen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _(signature)_

Title: President

2/26 , 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME: BOWEN INC

SEC No.: 8-67510

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 5,089,642.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 5,089,642.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 4,083.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 131,815.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 135,898.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 4,953,744.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 7,430.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 3,880.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 3,880.00		
	d	Add lines 11a through 11c		$ 3,880.00	
12		**LESSER** of line 10 or 11d.			$ 3,880.00
13	a	Amount from line 8		$ 7,430.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 3,880.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,550.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,550.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67510	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS
BOWEN INC
34 MAIN STREET EXTENSION STE 203
PLYMOUTH, MA 02360

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BOWEN INC	Wendy Barbosa
(Name of SIPC Member)	(Authorized Signatory)
2/25/2026	wbarbosa@boweninc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.